Exhibit 99.2:

RNS Number : 6410Z

Unilever PLC

04 September 2018

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 August 2018 consisted of 1,199,662,738 ordinary shares of 3 1/9p each, of which 9,142,093 were held as treasury shares; leaving a balance of 1,190,520,645 shares with voting rights.

The figure of 1,190,520,645 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules.

4 September 2018

Contact:  Timeyin Bob-Egbe (+44 20 7822 5928)